SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
     Table of contents:

-	Press release dated September 14, 2007;
-	Joint press release dated September 26, 2007;
-	Press release dated October 5, 2007;
-	Report of the External Auditors on the half-year report as of June 30, 2007;
-	Notices relating to trading of Enel shares by Senior Management dated from September 26, 2007 to September 27, 2007.

Press release
NOT FOR RELEASE IN THE UNITED STATES, CANADA OR JAPAN
This announcement is not an offer for sale of the notes in the United States. The notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the Securities Act), or any U.S. state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, any U.S. person (as defined in Regulation S under the Securities Act (Regulation S) except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.
ENEL: BOND ISSUE LAUNCHED ON THE U.S. MARKET FOR AN AGGREGATE AMOUNT OF USD 3.5 BILLION. DEMAND FOR APPROXIMATELY USD 6 BILLION
Rome, September 14, 2007 — Pursuant to a resolution adopted by the Board of Directors on last July 26, 2007, Enel S.p.A. (rating A/A-1 by S&P’s, A1/P-1 by Moody’s) launched yesterday on the U.S. market an aggregate USD 3.5 billion multi-tranche bond, equivalent to an aggregate amount of approximately EUR 2.5 billion, through its subsidiary Enel Finance International S.A., in the context of its Global Medium Term Notes debt programme.
The transaction, run by a bank syndicate consisting of Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc, J.P. Morgan Securities Inc. (as Lead Manager), Goldman, Sachs & Co. and Morgan Stanley & Co. in their capacity as joint-bookrunners, received orders for approximately USD 6 billion, and consists of the following tranches:
•	USD 1 billion five-year fixed rate 5.70% bond due 2013;

•	USD 1.5 billion ten-year fixed rate 6.25% bond due 2017;

•	USD 1 billion thirty-year fixed rate 6.80% bond due 2037.
The issuance, which was well received by U.S. institutional investors, represents Enel’s debut on the U.S. bond market and it is the largest unsecured issue done by a utility company in this market.

Joint press release
ENEL AND ACCIONA ANNOUNCE SATISFACTION OF ONE OF THE CONDITIONS FOR ENDESA PUBLIC TENDER OFFERS
Rome and Madrid, September 26, 2007 — Enel S.p.A. (Enel), acting through its subsidiary Enel Energy Europe S.r.l. (EEE), and Acciona, S.A. (Acciona) announce that the resolutions of yesterday’s Special Shareholders’ Meeting of Endesa, S.A. (Endesa) amending the bylaws of Endesa with regard to the limitations on shareholder voting rights and the composition of the board of directors have been duly recorded with the Madrid Commercial Registry today and, therefore, one of the two conditions precedent of the public tender offers launched by EEE and Acciona for 100% of Endesa share capital has been satisfied.
The public tender offers are still subject to receipt of valid tenders of Endesa shares and ADSs, which together with the shares already directly and indirectly held by Enel and Acciona, represent more than 50% of the share capital of Endesa. The U.S. public tender offer is also subject to the completion of the Spanish public tender offer.

Important Information Regarding the Offers
On July 30 2007, Acciona, a Spanish corporation, and EEE, an Italian limited liability company and a wholly-owned subsidiary of Enel, an Italian corporation, filed a tender offer statement on Schedule TO regarding a tender offer for ordinary shares and ADSs of Endesa with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from the offerors regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from Acciona, Enel, Endesa and the four Spanish Stock Exchanges. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), Acciona (www.acciona.es) and Enel (www.enel.it). Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by the offerors with the SEC on the SEC’s web site at www.sec.gov.

Press release
ACCIONA AND ENEL TAKEOVER BID ATTAIN ACCEPTANCE BY 46.05% OF ENDESA’S SHARE CAPITAL
Madrid/Rome October 5, 2007 — The CNMV has announced today that the level of acceptances of the takeover bid jointly launched by Acciona, S.A. (Acciona) and Enel Energy Europe S.r.l. (EEE, a wholly-owned subsidiary of Enel S.p.A.) has been 46.05% of Endesa’s share capital, of which 45.62% (equal to 483,060,017 shares) has been tendered into the Spanish Offer and 0.43% (equal to 4,541,626 shares and ADSs) has been tendered into the U.S. Offer. Therefore the only remaining condition precedent to the Spanish Offer has been satisfied and the Spanish Offer has been completed, and all remaining conditions precedent to the U.S. Offer have been satisfied and the U.S. Offer has been completed.
Both companies expressed their satisfaction at this high level of acceptance of the takeover bid. In accordance with the agreements between Acciona and EEE, Acciona has acquired 3.97% of Endesa’s share capital (equal to 42,079,382 shares) pursuant to the Offers and EEE has acquired 42.08% (equal to 445,522,261 shares) pursuant to the Offers at the offer price of 40.16 euro per share and per ADSs in cash. Therefore, Acciona currently holds, directly or indirectly, 25.01% of Endesa’s share capital (equal to 264,793,905 shares) while EEE holds 67.05% of the same capital (equal to 709,923,858 shares).
The settlement of the Spanish Offer will occur on Wednesday, October 10 and the settlement of the U.S. Offer promptly thereafter.

Important Information Regarding the Offers
On July 30 2007, Acciona, a Spanish corporation, and EEE (collectively, the “Offerors”), an Italian limited liability company and a wholly-owned subsidiary of ENEL S.p.A. (“ENEL”), an Italian corporation, filed a tender offer statement on Schedule TO regarding a tender offer for ordinary shares and ADSs of Endesa, S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from the Offerors regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from Acciona, Enel, Endesa and the four Spanish Stock Exchanges. The Spanish prospectus is also available on the web sites of the CNMV.

Report of the External Auditors
on the half-year report as of June 30, 2007
To the shareholders of
Enel S.p.A.
1	We have reviewed the consolidated interim financial statements comprising the consolidated income statement, consolidated balance sheet, consolidated cash flow statement and statement of recognised gains and losses (the “consolidated financial schedules”) and notes thereto of the Enel Group as at and for the six months ended June 30, 2007, which are included in the half year report of Enel S.p.A.. This half year report is the responsibility of the parent company’s management. Our responsibility is to prepare this report based on our review. We have also reviewed the section entitled “Directors’ report” of the half year report with the sole objective of verifying consistency with the remainder of the half year report.

2	We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated July 31, 1997. The review consisted primarily of the collection of information relating to the captions of the consolidated financial schedules and the consistency of application of the accounting policies through discussions with company management and analytical procedures applied to the financial data presented in the consolidated financial schedules. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than an audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our report on the annual consolidated financial statements, we do not express an opinion on the half year report.

3	With regard to the comparative figures relative to the annual consolidated financial statements and half year report of the previous year, presented for comparison purposes, reference should be made to our reports dated April 9, 2007 and September 13, 2006, respectively.

4	Based on our review, we are not aware of any material modifications or integrations that should be made to the consolidated financial schedules and notes thereto referred to in paragraph 1 for them to be in conformity with IAS 34 and the guidelines governing the preparation of the half year reports set out in article 81 of the Consob regulation adopted with resolution no. 11971 dated May 14, 1999 and subsequent modifications and integrations.
Rome, September 7, 2007
KPMG S.p.A.

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Declarer: Sandro Fontecedro	Title: Chief Operating Officer of Generation & Energy Management Division
Transactions related to shares and equivalent financial instruments and associated convertible bonds

Amount
		Financial				paid/received in the
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	transaction	Source [3]
September 26, 2007	A	AZO Enel	IT0003128367	12,600	€7.940	€100,044.00	MERC-IT
Sub-TOTAL (A) [4]						€ 100,044.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

Underlying
		Financial	Type of	ISIN	financial	Actual			Potential			Fea-
Date	Transaction [5]	instrument [6]	right [7]	code	instrument [8]	investment/disinvestment			investment/disinvestment			tures [9]
							Unit			Unit
						Qty	price	Amount	Qty	price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
Sub-TOTAL (B) [10]											0

TOTAL (A) + (B)											€ 100,044.00

[1] Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

X = Exchange.

[2] Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preference shares;

AZR = saving shares;

OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares;

EQV = other financial instruments, equivalent or representative of shares. Also indicate the company that issued the financial instrument involved in the transaction.

[3] Indicate the origin of the transaction:

MERC-IT = transaction over Italian regulated market;

MERC-ES = transaction over foreign regulated markets;

FMERC = off-market transaction and blocks;

CONV = conversion of convertible bonds or exchange of debt financial instruments for shares;

MERC-SO = transaction over regulated market concurrent to exercise of stock option – stock grant;

ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap);

ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights).

[4] Indicate the total amount of the transactions listed in the form.

[5] Indicate the type of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

[6] Indicate the type of financial instrument involved in the transaction:

W = warrant;

OBW = bond cum warrant;

SD = securitised derivative;

OPZ = option;

FUT = future contract;

FW = forward contract;

OS = structured bond;

SW = swap;

DIR = rights.

[7] Indicate the category of derivative financial instrument involved in the transaction (only for options):

CE = call European style;

PE = put European style;

CA = call American style;

PA = put American style;

O = other, in which case specify.

[8] Indicate the underlying financial instrument (share).

[9] Indicate the main conditions characterizing the financial instrument involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10] Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.
Declarer: Gennaro Mariconda	Title: Regular Statutory Auditor Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
September 27, 2007	A	AZO Enel	IT0003128367	9,000	€8.023	€72,207.00	MERC-IT
Sub-TOTAL (A)						€ 72,207.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

Underlying
		Financial	Type of	ISIN	financial	Actual			Potential
Date	Transaction	instrument	right	code	instrument	investment/disinvestment			investment/disinvestment			Features
							Unit			Unit
						Qty	price	Amount	Qty	price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 72,207.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni

Dated: October 5, 2007